SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **November 17, 2003**

Parker-Hannifin Corporation
(Exact Name of Registrant as Specified in Charter)

Ohio	**1-4982**	**34-0451060**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6035 Parkland Blvd., Cleveland, Ohio	**44124-4141**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(216) 896-3000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

Parker-Hannifin Corporation (the "Company") is filing herewith the following exhibits to its Registration Statement on Form S-3 (File No. 333-82806), which was declared effective as of February 25, 2002 (the "Registration Statement"):

1. Opinion of Jones Day relating to certain tax matters; and

2. Consent of Jones Day.

Item 7. Exhibits.

(c) Exhibits.

Exhibit Number	Description
8.1	Opinion of Jones Day as to certain tax matters.
23.1	Consent of Jones Day (included as part of Exhibit 8.1)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Parker-Hannifin Corporation

By: /s/ Timothy K. Pistell

Name: Timothy K. Pistell
Title: Vice President - Finance and Administration and Chief Financial Officer

Date: November 17, 2003

EXHIBIT INDEX

Exhibit Number	Description
8.1	Opinion of Jones Day as to certain tax matters.
23.1	Consent of Jones Day (included as part of Exhibit 8.1)